Exhibit 4.19

English Summary of Share Purchase Agreement between Companhia Energética de Minas Gerais — CEMIG and Fundo de Investimento em Participações PCP

On December 30, 2009, Companhia Energética de Minas Gerais — CEMIG (“CEMIG”) entered into a share purchase agreement (the “FIP PCP Share Purchase Agreement”) with Fundo de Investimento em Participações PCP (“FIP PCP”).  The FIP PCP Share Purchase Agreement was entered into in connection with the acquisition of 55.41% of the indirect stockholding held by FIP PCP, the controlling stockholder of Equatorial Energía S.A. (“Equatorial”), in Light (S.A. (“Light”).  This interest consists of 14,728,502 common shares in Light, equivalent to 7.22% of the voting and total capital of Light.

For this transaction to be completed, Equatorial will undergo a reorganization to separate out the indirect holding in Light to a new company (“Newco”) to be formed and listed on the Novo Mercado of the BM&F Bovespa, the highest level of corporate governance compliance of that exchange.  As a result, Newco will become the holder of the shares in Light previously held by Equatorial. Subsequent to this split and to the listing of the shares of Newco on the Novo Mercado of the BM&F Bovespa, FIP PCP, the controlling stockholder of Equatorial, will sell the totality of its direct and/or indirect interest in Newco to a company in the capital of which CEMIG will hold an interest of not less than 20%.

The price of this acquisition is R$29.54 per share in Light, corresponding to R$434,968,500.00, for 55.41% of the indirect interest in Light currently held by FIP PCP.

If the minority stockholders of Newco exercise their “tag-along” rights - their rights to sell their shares on the same conditions as in the sale transaction with the controlling stockholder - the value of the transaction could potentially reach a total of R$785,000,000.00, corresponding to the total of 26,576,149 common shares in Light that Newco will hold indirectly, representing approximately 13.03% of the total and voting capital of Light.

The stockholding reorganization of Equatorial is likely to be concluded within a maximum of 18  months of the date of the FIP PCP Share Purchase Agreement, and the acquisition price will be updated during this period by the Cetip CDI rate, from December 1, 2009 to the date of payment, but after deduction, as applicable, of any dividends and interest on equity paid or declared by Light during this period.

The FIP PCP Share Purchase Agreement contains representations and warranties and covenants of CEMIG and FIP PCP.  The closing of the transactions is subject to certain closing conditions, including approval by the competent bodies, by the Brazilian Development Bank (BNDES), and any other approvals from financing agents and/or holders of debentures of Light and of its subsidiaries that may be necessary. The closing date of the transaction will be decided after these conditions have been complied with.  The acquisitions will also be submitted to approval by the anti-trust bodies, including the Brazilian monopolies authority (CADE), within the period and in the form specified by the respective legislation.